Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30, 2012(1)	Year Ended December 31,
(Dollars in millions)		2011	2010	2009(2)	2008	2007
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$2,094	$4,587	$4,330	$1,336	$582	$3,870
Fixed charges	1,181	2,251	2,903	2,975	3,985	4,583
Equity in undistributed loss of unconsolidated subsidiaries	62	112	49	60	55	43

Earnings available for fixed charges, as adjusted	$3,337	$6,950	$7,282	$4,371	$4,622	$8,496

Fixed charges:
Interest expense on deposits and debt	$1,180	$2,246	$2,896	$2,967	$3,963	$4,548
Interest factor in rent expense	1	5	7	8	22	35

Total fixed charges	$1,181	$2,251	$2,903	$2,975	$3,985	$4,583
Preferred stock dividends, pre-tax	—	—	—	188	16	—

Total fixed charges and preferred stock dividends	$1,181	$2,251	$2,093	$3,163	$4,001	$4,583

Ratio of earnings to fixed charges, including interest on deposits	2.83	3.09	2.51	1.38	1.16	1.85
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$2,094	$4,587	$4,330	$1,336	$582	$3,870
Fixed charges	497	1,064	1,438	882	1,473	1,677
Equity in undistributed loss of unconsolidated subsidiaries	62	112	49	60	55	43

Earnings available for fixed charges, as adjusted	$2,653	$5,763	$5,817	$2,278	$2,110	$5,590

Fixed charges:
Interest expense on debt(3)	$496	$1,059	$1,431	$874	$1,451	$1,642
Interest factor in rent expense	1	5	7	8	22	35

Total fixed charges	$497	$1,064	$1,438	$882	$1,473	$1,677
Preferred stock dividends, pre-tax	—	—	—	188	16	—

Total fixed charges and preferred stock dividends	$497	$1,064	$1,438	$1,070	$1,489	$1,677

Ratio of earnings to fixed charges, excluding interest on deposits	5.34	5.42	4.05	2.13	1.42	3.33

(1)	Results include the impact of the February 17, 2012 ING Direct and the May 1, 2012 HSBC U.S. card acquisitions.
(2)	Results include the impact of the February 27, 2009 Chevy Chase Bank, fsb acquisition.
(3)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $684 million for the six months ended June 30, 2012, and $1.2 billion, $1.5 billion, $2.1 billion, $2.5 billion and $2.9 billion for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.